

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Roberto Ardagna
Chief Executive Officer
Investindustrial Acquisition Corp.
Suite 1, 3rd Floor, 11-12 St James's Square
London SW1Y 4LB
United Kingdom

Re: Investindustrial Acquisition Corp.
     Form 8-K filed on November 22, 2021
     File No. 001-39720

Dear Mr. Ardagna:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on November 22, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statement and Related Audit Report

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction